UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 9, 2023

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Red Herring Prospectus (RHP) filing for Yatra Online Limited’s Indian initial public offering

On September 09 , 2023, Yatra Online Limited (“Yatra India”), a subsidiary of Yatra Online, Inc. (the “Company”), filed its Red Herring Prospectus (RHP) with the Securities and Exchange Board of India (SEBI)  to launch its previously announced Initial Public Offering in India (the “IPO”). A copy of the Red Herring Prospectus is attached as Exhibit 99.1 to this Current Report on Form 6-K.

The proposed IPO consists of a fresh issue of equity shares of Yatra India aggregating up to INR 6,020 million and an offer for sale (“OFS”) of up to 12,183,099 equity shares of Yatra India held by certain selling shareholders.

THCL Travel Holding Cyprus Limited (“THCL”), one of the selling shareholders in the proposed IPO, is a wholly owned subsidiary of the Company. The Company will receive the proceeds from the THCL OFS of up to 11,751,739 shares.

The subscription window for Non-Institutional and Retail Investors in the proposed IPO will open on September 15, 2023, and close on September 20, 2023.

The proposed IPO, including its terms and final size, is subject to market and other conditions, and there can be no assurance as to whether the IPO will be consummated in a timely manner or at all.

Exhibit Index

Exhibit No.	Description

99.1	Yatra Online Limited Red Herring Prospectus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 11, 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer